SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13 G
                    Under the Securities Exchange Act of 1934




Amendment No.                                        7*


Name of Issuer:                                      ALLTRISTA CORP


Title of Class of Securities:                        COMMON


CUSIP Number:                                        02004010





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover age.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     02004010

1.       Name of Reporting Person, S.S. or I.R.S. Identification No.
         of above person:

         First Manhattan Co.             13-1957714


2.       Check the appropriate box if a member of a group:
                                         (a) [    ]
                                         (b) [ X ]


3.       SEC Use Only


4.       Citizenship or Place of Organization:
                                                     New York

             NUMBER OF SHARES BENEFICIALLY OWNED
             BY EACH REPORTING PERSON WITH:


5.           Sole Voting Power:                       17,550


6.           Shared Voting Power:                    581,099


7.           Sole Dispositive Power:                  17,550


8.           Shared Dispositive Power:               587,909


9.           Aggregate Amount Beneficially Owned by
             Each Reporting Person:                  605,459**
w

10.      Check  Box  If  The   Aggregate   Amount  in  Row  (9)  excludes
          Certain  Shares                             [    ]

11.      Percent of Class Represented by Amount in Row 9:       9.60%

12.      Type of Reporting Person:

                      BD, IA, PN

----------------------
** Includes 91,300 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First Manhattan Co. disclaims dispositive power as to 1,000 of such shares and beneficial ownership as to 91,300 of such shares.

Item 1(a)    Name of Issuer:                     ALLTRISTA CORP


Item 1(b)    Address of Issuer's
             Principal Executive Offices:        5875 Castle Creek Pkwy.
                                                 N. Drive  Ste 440
                                                 INDIANAPOLIS, IN   46250-4330

Item 2(a)    Name of Person Filing:                  First Manhattan Co.

Item 2(b)    Address Principal Business Office:      437 Madison Avenue
                                                     New York, NY 10022

Item 2(c)    Citizenship:                             U.S.A.

Item 2(d)    Title of Class of Securities:             COMMON

Item 2(e)    CUSIP Number:                           02004010

Item 3       Check whether the person filing is a:
Item 3(a) x Broker or Dealer registered under Section 15 of the Act.

Item 3(b) - (d)                                       Not applicable.

Item 3(e)   x  Investment   Advisor   registered   under   Section  203  of the
                --Investment Advisors Act of 1940.

Item 3(f) - (h)                                       Not applicable.

Item 4(a)    Amount Beneficially Owned:                   605,459**

Item 4(b)    Percent of Class:                                9.60%

Item 4(c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote       17,550

             (ii) shared power to vote or to direct the vote     581,099

             (iii) sole power to dispose or to direct the
                      disposition of                            17,550

             (iv) shared power to dispose or to direct the
                      disposition of                             587,909

Item 5       Ownership of Five Percent or Less of Class:         [    ]


Item 6       Ownership of More than Five Percent
             on Behalf of Another Person:                  Not applicable.


** Includes 91,300 shares owned by family members of General Partners of First Manhattan Co. which are being reported for informational purposes. First Manhattan Co. disclaims dispositive power as to 1,000 of such shares and beneficial ownership as to 90,300 of such shares.

Item 7       Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on
             By the Parent Holding Company                Not Applicable.


Item 8       Identification and Classification of Members
             Of the Group                                  Not applicable.


Item 9       Notice of Dissolution of Group                 Not applicable.


Item 10      Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 7, 2001
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Date



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Signature


Neal K. Stearns, General Partner
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Name/Title